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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 14 May 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	14 May 2003
Number	17/03

BHP BILLITON CONFIRMS COPPER CONCENTRATE INVESTIGATION

BHP Billiton today confirmed that The European Commission (Competition Directorate-General) served notice on BHP Billiton to submit to an investigation in the copper concentrate market.

BHP Billiton understands that this is an industry-wide investigation and currently has no reason to believe that it is the focus of their investigation.

In the last 12 months, BHP Billiton produced approximately 608,000 tonnes of Copper contained in concentrate from its worldwide operations and in total produced approx. 854,000 tonnes of copper (in concentrate and cathode form).

BHP Billiton is co-operating fully with the ongoing investigations.

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Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 14 May 2003